March 28, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Max A. Webb and Sara D. Kalin

Re:

Mortgage Asset Securitization Transactions, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed February 28, 2006
File No. 333-130373

Dear Mr. Webb and Ms. Kalin:

On February 28, 2006 (the “Submission Date”), our client, Mortgage Asset Securitization Transactions, Inc. (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) our Amendment No. 1 to Registration Statement on Form S-3, including a representative form of a prospectus supplement for use in offering a series of asset-backed certificates (“Prospectus Supplement #1”), a representative form of a prospectus supplement for use in offering a series of asset-backed notes (“Prospectus Supplement #2”) and a base prospectus (the “Base Prospectus,” and together with Prospectus Supplement #1 and Prospectus Supplement #2, the “Documents”).  On March 21, 2006, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.

General

1.

Comment:  While we note your response to comment 2 of our letter dated January 13, 2006 and the revisions you have made to the “Derivatives” disclosure in the base prospectus, please further revise your filing to remove the twelfth bullet point on page 5 of the base prospectus or revise to specify the types of other credit support to which you refer.  This comment also applies to the disclosure in the fifth bullet point on page 61.

Response: We have removed the twelfth bullet point on page 5 of the base prospectus.  In addition, we have removed the fifth bullet point on page 61 of the base prospectus.

2.

Comment:  While we note your response to comment 15 of our letter dated January 13, 2006, please delete all references to credit default swaps from the filing.  Alternatively, you may provide us more information on how the proposed credit default swaps will protect against defaults and losses on mortgage loans or a class of offered securities.  For example, how will they operate?  Will the issuing entity pay premiums to the counterparty?  What happens when a credit event occurs?  Please refer to the discussion at Section III.A.2 of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and footnote 68.

Response:  We have deleted all references to credit default swaps in the filing.

Prospectus Supplement No. 1

3.

Comment:  While we note the bracketed language you have included indicating that information required by Items 1103(a)(5) and 1111(c) will be provided if necessary, please revise to provide bracketed language illustrating the type of information you plan to provide if applicable.

Response: We have revised Prospectus Supplement No. 1 to include language illustrating the type of information that will be used to provide delinquency and loss information pursuant to Item 1111(c).  In addition, we have revised the Prospectus No. 1 to include information regarding prefunding pursuant to Item 1103(a)(5).

Base Prospectus

Description of Credit Support, page 61

4.

Comment:  We note from page 66 that credit support may apply concurrently to two or more related trust funds.  Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

Response:  We have revised the Base Prospectus to remove any reference to credit support that may apply concurrently to two or more related trust funds.  Also, we hereby confirm, on behalf of the Company, that we do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

Pooling and Servicing Agreement

5.

Comment:  We note that the second sentence of Section 3.22(c)(iv) of your pooling and servicing agreement appears to allow the parties to modify their obligations under the agreement based on interpretive advice, convention among active participants in the asset-backed markets, advice of counsel or otherwise in respect of the requirements of Regulation AB.  Please remove this qualifying language or revise to clearly state that you will comply with the requirements of Regulation AB.

Response:  We have revised the section to clearly state that we will comply with the requirements of Regulation AB.

Should you have any further questions or comments please contact Hays Ellisen at 917-777-4322 or myself at 917-777-4499.

Sincerely,

/s/ Keith Krasney

Keith Krasney

cc:

Mr. Gregory D. Walker, Esq.